Form 6-K | Integrated Media Technology Limited

Exhibit 99.1

18012 Sky Park Circle, Suite 200 Irvine, California 92614 tel 949-852-1600 fax 949-852-1606 www.rjicpas.com

December 30, 2021

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

We have been furnished with a copy of the response to Item (a) of Form 6-K for the event that occurred on December 30, 2021, to be filed by our former client, Integrated Media Technology Limited. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

/s/ RJI International CPAs

RJI International CPAs